UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )*

CBRE Realty Finance, Inc.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

12498B307 (unrestricted) / 12498B208 (restricted)

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12498B307/12498B208

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CB Richard Ellis Group, Inc. 94-3391143
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 1,733,334
6. Shared Voting Power
7. Sole Dispositive Power 1,733,334
8. Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,733,334 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) N/A	☐
11.	Percent of Class Represented by Amount in Row (9) 5.6%
12.	Type of Reporting Person (See Instructions) CO

Item 1.

(a)	Name of Issuer

CBRE Realty Finance, Inc.

(b)	Address of Issuer’s Principal Executive Offices

185 Asylum Street, 31st Floor

Hartford, CT 06103

Item 2.

(a)	Name of Person Filing

CB Richard Ellis Group, Inc.

(b)	Address of Principal Business Office or, if none, Residence

11150 Santa Monica Boulevard, Suite 1600

Los Angeles, CA 90025

(c)	Citizenship

Delaware

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

12498B307 (unrestricted)

12498B109 (restricted)

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the

          Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

1,733,334 shares

(b)	Percent of class:

5.6%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

1,733,334 shares

(ii)	Shared power to vote or to direct the vote

(iii)	Sole power to dispose or to direct the disposition of

1,733,334 shares

(iv)	Shared power to dispose or to direct the disposition of

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

See Exhibit A hereto.

Item 8.	Identification and Classification of Members of the Group

N/A

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certification

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2008
Date

/s/ Kenneth J. Kay
Signature

Chief Financial Officer
Name/Title

EXHIBIT A

CB Richard Ellis Group, Inc., the reporting person of this Schedule 13G, is the ultimate parent company of CB Richard Ellis, Inc. and CBRE Melody of Texas, LP.